EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Sigma-Aldrich Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Sigma-Aldrich Corporation of our report dated June 28, 2012, with respect to the statements of net assets available for benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan.

/s/ Brown Smith Wallace, L.L.C.
St. Louis, Missouri
August 10, 2012